April 3, 2013

VIA EDGAR

Division of Corporate Finance
Mail Stop 3561
United States Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Att: Ms. Angie Kim; Ms. Lilyanna L. Peyser

Re:	Omagine, Inc.

Amendment No. 1 to Registration Statement on Form S-1
Filed January 31, 2013
File No. 333-183852
Post-Effective Amendment No. 3 to Form S-1
Filed January 31, 2013
File No. 333-175168

Dear Ms. Kim and Ms. Peyser:

This letter responds to comments contained in the Staff letter dated February 6, 2013 addressed to Mr. Frank J. Drohan, the Company’s Chief Executive Officer, with respect to the two above referenced registration statements filed by the Company on January 31, 2013. We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter.

Amendment No. 1 to Registration Statement on Form S-1
Post-Effective Amendment No. 3 to Form S-1

Response

On April 3, 2013 the Company filed with the SEC, Amendment No. 2 to Registration Statement on Form S-1 [File No. 333-183852] and Post-Effective Amendment No. 4 to Form S-1 [File No. 333-175168] (collectively, the “Amended Registration Statements”).

General

1. Please note that comment 1 in our letter dated October 5, 2012 remains applicable.

Response

The Company has filed an amended Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Amended Report on Form 10-K”). With respect to the 2011 Amended Report on Form 10-K, we received a letter dated March 4, 2013 from Mr. Andrew D. Mew stating that the Staff had completed their review of our filing.

We have also filed amended Reports on Form 10-Q for the quarterly periods ended March 31, June 30, and September 30, 2012 and have filed a Report on Form 8-K on February 12, 2013.

Executive Compensation, page 59

2. Please update this section to include the required information for your recently completed fiscal year ended December 31, 2012. Please refer to Regulation S-K Compliance and Disclosure Question 117.05, available on our website, and Items 402(l-r) of Regulation S-K.

Response

On April 1, 2013 the Company filed its annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Report on Form 10-K”). Both of our recently filed Amended Registration Statements mentioned above contain the information in the 2012 Report on Form 10-K, including the relevant Executive Compensation information required by Item 402 of Regulation S-K.

The Company hereby acknowledges the following:

•
that should the Commission or the staff, acting pursuant to delegated authority, declare one or both of the Amended Registration Statements effective, it does not foreclose the Commission from taking any action with respect to any such Amended Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring one or both of the Amended Registration Statements effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Amended Registration Statements; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your timely consideration of these matters in your review of the Amended Registration Statements mentioned above.

Very truly yours,

By:	/s/ Frank J. Drohan
Frank J. Drohan
President and Chief Executive Officer

cc: David B. Manno

2